UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 522,785,158*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 522,785,158*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 522,785,158*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 59.5%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020, (2) 432,649,105 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 526,398,604*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 526,398,604*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 526,398,604*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.0%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020, (2) 432,649,105 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%**

14	Type of Reporting Person PN

**   Based on a total of 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,048,497*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,048,497*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.6%**

14	Type of Reporting Person CO

*                 This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,331,926*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,331,926*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%**

14	Type of Reporting Person CO

*                 This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.9%**

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P.

**       Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,781,724*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%**

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P.

**       Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.4%**

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P.

**       Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,319,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%**

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P.

**       Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.2%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,387,345*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.8%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 720,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%*

14	Type of Reporting Person CO

*                 Based on a total of 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ENGLAND AND WALES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 75,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.02%*

14	Type of Reporting Person PN

*                 Based on a total of 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGH Sub Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,713,516

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,713,516

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.1%*

14	Type of Reporting Person CO

*                 Based on a total of 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons Brookfield US Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,250,545*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%*

14	Type of Reporting Person CO

*                 This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of (1) 442,248,044 limited partnership units of the Issuer issued and outstanding as of February 21, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed to report open market purchases by one of the Reporting Persons, Brookfield Property Group Holdings Sub LP (“Sub LP”), of Limited Partnership Units (the “Units”) of Brookfield Property Partners LP (“BPY”) as set forth in Item 5(c).

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 10. This Amendment No. 10 also reflects certain inter-company transactions among the Reporting Persons and the addition of Brookfield US Holdings Inc. (“BUSHI”) as a Reporting Person.

2.                       Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, III, IV, V, VI, VII, VIII, IX, X and XI  hereto set forth a list of all the directors and executive officers, and their respective principal occupations, addresses, and citizenships, of Brookfield Asset Management Inc. (“BAM”), Partners Limited (“Partners”), PVI Management Inc., BUSHI, BPY GP Inc., BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), BPG Holdings Group (US) GP Inc., BPY (2013) Corp. (“BPY (2013)”), Brookfield Global Property Advisor Limited (“BG PAL”), BPGH Sub Inc. (“BPGH Sub”) and Sub LP, respectively.

3.                       Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 below.

4.                       Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

In various open market purchases between January 27, 2020 and March 27, 2020, Sub LP acquired an aggregate of 5,375,851 Units for aggregate consideration of US$46,471,937.32. Details of these purchases is set forth in Item 5(c). The source of funds used by Sub LP to purchase these additional Units was working capital of Sub LP.

5.                       Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Partners Value Investments LP (“PVI LP”) may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.8% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 87,099,738 Units and Partners may be deemed to be the beneficial owner of 90,136,053 Units (including the Units beneficially owned by BAM and PVI LP), and such Units constitute approximately 19.7% and 20.4%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 5,425,145 Units beneficially owned by BPGHG(US), 720,064 Units beneficially owned by BPY (2013), 75,000 Units beneficially owned by BG PAL, 44,218,276 Units beneficially owned by BUSHI, 22,713,516 Units beneficially owned by BPGH Sub and 13,947,737 Units owned by Sub LP.

BAM also holds, through Brookfield Property Group LLC, 3,036,315 shares of Brookfield Property REIT Inc. (“BPYU”) Class A Stock. Holders of BPYU Class A Stock have the right to exchange each share of BPYU Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY. The BPYU Class A Stock owned by Brookfield Property Group LLC represent approximately 0.6% of the Units assuming that all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI and Sub LP, an aggregate of 432,649,105 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 51.4% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation, as of the date hereof, BAM may be deemed to be the beneficial owner of 522,785,158 Units and Partners may be deemed to be the beneficial owner of 526,398,604 Units, and such Units would constitute approximately 59.5% and 60.0%, respectively, of the issued and outstanding Units.

PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Reporting Person	Units Acquired	Price Per Share (US)(1)		Description of Transaction(3)
March 20, 2020	Brookfield Property Group Holdings Sub LP	998,937	$9.0781		Open Market Purchase
March 23, 2020	Brookfield Property Group Holdings Sub LP	1,000,000	$7.8707		Open Market Purchase
March 24, 2020	Brookfield Property Group Holdings Sub LP	999,900	$8.0481		Open Market Purchase
March 25, 2020	Brookfield Property Group Holdings Sub LP	800,000	$8.4374		Open Market Purchase
March 26, 2020	Brookfield Property Group Holdings Sub LP	800,000	$9.6626		Open Market Purchase
March 27, 2020	Brookfield Property Group Holdings Sub LP	777,014	$8.9964	(2)	Open Market Purchase

(1) Excluding commissions.

(2) Based on the average daily rate of exchange as reported by the Bank of Canada on March 27, 2020 of C$1.00 = US$1.4056.

(3) All transactions were effected in the open market on either the Nasdaq Global Market or the Toronto Stock Exchange.

7.                       Material to be filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 11. Joint Filing Agreement, dated as of March 31, 2020

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
	Name:	Leslie Yuen
	Title:	Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Vice President and Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of BAM	Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice Chairman of BAM	Canada
Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210, 225 — 6th Ave. S.W., Calgary, Alberta T2P 1N2 Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former CEO of Vale SA	Brazil
J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Chief Executive Officer of BAM	Canada
Nicholas H. Goodman, Chief Financial Officer	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of BAM	United Kingdom
Brian W. Kingston, Senior Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate	Canada
Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice Chairman of BAM	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Chief Executive Officer Private Equity	Canada
Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of BAM and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28025 Madrid, Spain	Corporate Director	Spain
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited 71 High Holborn London, U.K. WC1V 6DA	Chairman, Frontier Economics Limited	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer	Canada
Timothy R. Price, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Chief Executive Officer Infrastructure	Canada
Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300 Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power	Canada
Diana L. Taylor, Director	c/o Bloomberg Philanthropies 25 East 78th Floor New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Senior Vice President — Finance, BAM
Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Loretta Corso, Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor New York, New York 10281 U.S.A.	Managing Partner, Chief Executive Officer Real Estate	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure	Canada
Timothy R. Price, Director	51 Yonge Street. Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Sachin Shah, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power	Canada
Tim Wang, Assistant Secretary (for banking purposes)	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, BAM	Canada

SCHEDULE III

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada
James L.R. Kelly, Director	Hwy. #26 West at 7th Line P.O. Box 3394 Meaford, Ontario N4L 1A5	President, Earth Power Tractors and Equipment Inc.	Canada
Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada
Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of BAM	Canada
Frank N.C. Lochan, Chairman and Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada
Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario, M5H 2R2,	Vice President, Trisura Group Ltd.	Canada
Leslie Yuen, Director of Finance	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of BAM	Canada
Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

SCHEDULE IV

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Finance, BAM	Canada
Karly Dyck, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice President, BAM	Canada
Aleks Novakovic, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Tax, BAM	Canada
Katayoon Sarpash, Director, Vice President and Secretary	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice President, BAM	Canada
Cam Ha, Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Tax, BAM	Canada
Aaron Kline, Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Tax, BAM	Canada

SCHEDULE V

BPY GP INC., as General Partner of

BPY I L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VI

BPG HOLDINGS GROUP (US) HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VII

BPG HOLDINGS GROUP (US) GP INC., as General Partner of

each of the BPG Holdings LPs

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VIII

BPY (2013) CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE IX

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
J. Bruce Flatt, Director, President and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of BAM	Canada
Philippa Elder, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Senior Vice President, BAM	United Kingdom
Ralf Niklas Rank, Director and Chief Investment Officer	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Investment Officer	Canada and Germany
Connor David Teskey, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Managing Partner, BAM	Canada
Brian W. Kingston, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Managing Partner, BAM	Canada

SCHEDULE X

BPGH SUB INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE XI

BPG HOLDINGS GROUP (US) GP INC, as General Partner of

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.